

January 14, 2021

Eyal Ofir
Chief Executive Officer
Lazard Growth Acquisition Corp. I
30 Rockefeller Plaza
New York, New York 10112

> **Re: Lazard Growth Acquisition Corp. I**
> **Draft Registration Statement on Form S-1**
> **Submitted December 18, 2020**
> **CIK No. 0001836337**

Dear Mr. Ofir:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on December 18, 2020

Principal Shareholders, page 132

1. We note that LGACo 1 LLC, your sponsor, beneficially owns 14,375,000 Class B ordinary shares. We also note your statement that LGA HoldCo LLC is the managing member of your sponsor. Please revise to identify the ultimate control person(s) for LGACo 1 LLC, the sponsor.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas A. Dorsey